

03012428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~35533~~

8-46776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 AND ENDING DECEMBER 31, 2002
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRW CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1004 SIXTH STREET, NW

(No. and Street)

WASHINGTON, DISTRICT OF COLUMBIA   20001
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LENDA WASHINGTON   (202) 682-4141
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP

(Name - if individual, state last, first, middle name)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, LENDA WASHINGTON , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRW CAPITAL CORPORATION , as of DECEMBER 31, , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Wanda V. Williams
Notary Public, District of Columbia
Commission Expires 11-14-2007

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRW CAPITAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

	Page
Accountants' Report	1
Financial Statements:	
Balance Sheets	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
Statements of Changes in Stockholders' Equity	5
Statements of Changes in Liabilities Subordinated to Creditors	6
Notes to Financial Statements	7,8
Supplementary Information:	
Computation of Net Capital	9
Computation of Basic Net Capital Requirement	9
Computation of Aggregate Indebtedness	9
Reconciliation of Net Capital	10
Expenses	11

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of
GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have audited the balance sheet of GRW Capital Corp. as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GRW Capital Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7, 8 and 9, and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 25, 2003

GRW CAPITAL CORP.

BALANCE SHEETS

DECEMBER 31, 2002

ASSETS

Current Assets:

Cash	$ 234,159
Due From Broker - Clearance Account	128,754
Other Receivables	6,072
Securities	3,000
Advances	6,622
	378,607

Fixed Assets:		44,875
Less: Accumulated Depreciation		23,270
		21,605

Other Assets:

Investment in Allison Street Advisors	12,300
Loans Receivable	37,849
	50,149
	$ 450,361

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accrued Expenses	$ 43,363
Taxes Payable	2,582
	45,945

Subordinated Liabilities:

Due Stockholder	425,000
	470,945

Stockholders' Equity:

Common Stock	1,239
Additional Paid in Capital	31,943
Retained Earnings	(53,766)
	(20,584)
	$ 450,361

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2002

Revenue:

Commissions	$ 978,594
Interest & Dividends	4,330
(Loss) on Sale of Securities	(22,751)
Other Income	13,707
	973,880

Expenses	1,039,713

Net Income (Loss) Before Taxes	(65,833)

Retained Earnings (Deficit) - Beginning of the year	12,067

Retained Earnings - End of the year	$ (53,766)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:

Net Income (Loss)	$(65,833)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,371
(Increase) Decrease in due from broker	32,155
(Increase) Decrease in Other Assets	3,300
Increase (Decrease) in taxes payable	2,582
(Increase) Decrease in loans receivable	19,980
Decrease (Increase) in other receivables	(6,072)
(Increase) Decrease in Advances	(1,198)
Increase (Decrease) in Accrued Expenses	8,070
Net cash (used in) operating activities	(2,645)

Cash Flows from Investing Activities:

Purchase of Securities	(3,000)
Purchase of Equipment	(6,816)
Investment in Allison Street Advisors	(12,300)
Net cash (used in) investing activities	(22,116)

Cash Flows from Financing Activities:

Subordinated Borrowing (Repayments)	250,000
Net cash provided by financing activities	250,000

Net (Decrease) Increase in cash	225,239
Cash at beginning of year	8,920
Cash at end of year	$234,159

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common	Paid In Capital	Retained Earnings
Balance at January 1, 2002	$ 1,239	$ 31,943	$ 12,067
Issuance of Capital Stock	–	–	–
Net Income (Loss)	–	–	(65,833)
Balance at December 31, 2002	$ 1,239	$ 31,943	$ (53,766)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Balance, Beginning of Year	$ 175,000
Increases	250,000
Decreases	-
Balance, End of Year	425,000

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 -   **ORGANIZATION**: GRW Capital Corp. (the Company) was incorporated in 1993 under the laws of the District of Columbia. The company is Broker/Dealer subject to the rules and regulations of the National Association of Securities Dealers and the Securities and Exchange Commission..

NOTE 2 -   **SUMMARY OF ACCOUNTING POLICIES**: Securities transactions and the related commission revenue and expenses are recorded on the settlement date.

    The Company clears its customer accounts through another member broker.

    The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

    Securities are carried at market value.

    An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

    The Company has a fifty per cent interest in Allison Street Advisors. The investment is accounted for using the equity method of accounting.

NOTE 3 -   **NET CAPITAL REQUIREMENTS**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $50,000 at December 31, 2002. At December 31, 2002 the Company's Net Capital was $269,509 in excess of the required Net Capital.

NOTE 4 -   **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker dated January. 2002, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

GRW CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 5-   **DUE STOCKHOLDER**: The borrowings are under subordination agreements with the Company's majority shareholder, and are covered by subordination agreements approved by the National Association of Securities Dealers, and qualify as equity in computing net capital under the Uniform Net Capital Rule. To the extent that such borrowings are required for the company's continued compliance with net capital rules, they may not be repaid without written approval of the National Association of Securities Dealers.

NOTE 6 -   **CAPITAL STOCK**: The Company's capital stock consists of 10,000 authorized shares of $1 par value capital stock. 1,027.75 shares were issued and outstanding. On October 1, 1997 the company entered into an agreement to sell 333 shares for $30,000. During 2000 88.8 were sold for $8,000, and during 1999 122 shares were sold for $11,000.

NOTE 7 -   **RELATED PARTY**: GRW Capital Corp. leases its space from Allison Street Holdings, LLC.. The Company and Allison Street Holdings, LLC, share common ownership and management. GRW Capital Corp has a contract with Allison Street Advisors, for advisory services. The Company and Allison Street Advisors share common ownership and management.

SUPPLEMENTARY INFORMATION

GRW CAPITAL CORP.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2002

Computation of Net Capital:

1.	Total Ownership Equity	$ (20,584)
2.	Add: Allowable Subordinated Liabilities	425,000
		$ 404,416
3.	Less: Ownership Equity not allowed for net capital	84,448
		319,968
4.	Less: Haircuts on Securities	459
5.	Net Capital	$ 319,509

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required – (6 2/3% Aggregate Indebtedness)	3,063
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	319,509
5.	Excess Net Capital	$ 274,509

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 470,945
7.	Non Aggregate Indebtedness Liabilities	425,000
		$ 45,945

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2002

Audited Net Capital	$ <u>319,509</u>
Net Capital per Focus Part IIA	$ <u>324,499</u>
Difference	<u>(4,990</u>)
Accruals	(5,000)
Additional Interest	10
	$ <u>(4,990</u>)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

EXPENSES

YEAR ENDED DECEMBER 31, 2002

Clearing Charges	$ 83,399
Compensation	353,710
Investment Advisory Fee	10,000
Regulatory Fees	3,943
Commissions	165,566
Floor Brokerage	16,753
Sales and Marketing-Soft Dollar	36,212
Communications	15,511
Quotes and Tickers	27,894
Occupancy	64,077
Travel and Entertainment	88,879
Insurance	33,605
Depreciation	4,371
Professional Fees	21,704
Interest	14,824
Operations	99,265
	$ 1,039,713

See Accompanying Notes and Accountants' Report"

B R E I N E R   &   B O D I A N , LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747-4701
(631) 249-3900

February 25, 2003

GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have examined the Financial Report of GRW Capital Corp., as required by the National Association of Securities Dealers as of December 31, 2002. and have issued a report thereon dated February 25, 2003. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2002 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 25, 2003